Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR

MANAGEMENT MEMBERS IN 2015

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and Senior Management members of the Company in its 2015 Annual Report on a preliminary basis. Information regarding their final compensation in 2015 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2015 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	—	—	—	—	—	—	—	—
Lin Dairen	Executive Director and President	52.56	115.81	168.37	57.91	31.40	199.77	57.91	141.86
Xu Hengping	Executive Director and Vice President	51.97	114.53	166.50	57.27	30.34	196.84	57.27	139.57
Xu Haifeng	Executive Director and Vice President	51.97	108.80	160.77	54.40	30.86	191.63	54.40	137.23
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Zhang Xiangxian	Non-executive Director	—	—	—	—	—	—	—	—
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Liu Jiade	Non-executive Director	—	—	—	—	—	—	—	—
Anthony Francis Neoh	Independent Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00

Commission File Number 001-31914

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2015 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Huang Yiping	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Robinson Drake Pike	Independent Director	12.50	3.50	16.00	—	—	16.00	—	16.00
Miao Ping	Chairman of the Supervisory Committee	25.99	57.27	83.26	28.64	12.00	95.26	28.64	66.62
Shi Xiangming	Supervisor	64.12	65.50	129.62	—	34.21	163.83	—	163.83
Xiong Junhong	Supervisor	—	—	—	—	—	—	—	—
Zhan Zhong	Employee Representative Supervisor	33.34	37.14	70.48	—	13.75	84.23	—	84.23
Wang Cuifei	Employee Representative Supervisor	30.77	26.46	57.23	—	13.65	70.88	—	70.88
Li Mingguang	Vice President and Chief Actuary	51.97	114.53	166.50	57.27	30.69	197.19	57.27	139.92
Yang Zheng	Vice President	51.97	114.53	166.50	57.27	31.26	197.76	57.27	140.49
Xiao Jianyou	Assistant President	28.27	62.31	90.58	31.16	14.71	105.29	31.16	74.13
Zheng Yong	Board Secretary	48.47	106.81	155.28	53.41	34.66	189.94	53.41	136.53
Huang Xiumei	Financial Controller	48.47	106.81	155.28	53.41	35.85	191.13	53.41	137.72

Information regarding the compensation of the Directors, Supervisors and Senior Management members retired in 2015
Su Hengxuan	Executive Director and Vice President	17.32	38.18	55.50	19.09	13.17	68.67	19.09	49.58
Miao Ping	Executive Director and Vice President	25.99	57.27	83.26	28.64	19.45	102.71	28.64	74.07
Bruce Douglas Moore	Independent Director	10.42	2.91	13.33	—	—	13.33	—	13.33
Xia Zhihua	Chairperson of the Supervisory Committee	30.32	63.47	93.79	31.74	21.35	115.14	31.74	83.40
Yang Cuilian	Employee Representative Supervisor	35.90	33.55	69.45	—	21.82	91.27	—	91.27
Li Xuejun	Employee Representative Supervisor	35.90	39.59	75.49	—	21.48	96.97	—	96.97
Liu Anlin	Vice President	12.99	27.20	40.19	13.60	8.23	48.42	13.60	34.82
TOTAL	/	/	/	/	/	/	/	/	1,986.45

Commission File Number 001-31914

Notes:

1.	The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and Senior Management members of the Company for the year 2015 and includes the amount disclosed in the Company’s 2015 Annual Report.
2.	The compensation for Directors, Supervisors and Senior Management members of the Company is calculated based on their respective terms of office in 2015.
3.	The compensation for the Directors and Supervisors of the Company in 2015 is subject to the approval at the 2016 Annual General Meeting of the Company.
4.	The Chairman of the Company received compensation from the controlling shareholder of the Company in accordance with the relevant regulations.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie